January 22, 2018
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System

Ms. Allison White U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Parnassus Funds (File Nos. 811-04044 and 002-93131)
Parnassus Income Funds (File Nos. 811-06673 and 033-36065)
Preliminary Proxy Statement Filed on December 29, 2017

Dear Ms. White:

On behalf of our clients, Parnassus Funds and Parnassus Income Funds, and their series (collectively, the “Funds”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the preliminary proxy statement referenced above (the “Proxy Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

1.    In the Frequently Asked Questions section, under the question “Why have I received this proxy statement,” please clarify why it states that the proxy statement was sent “around [●], 2018,” as opposed to “on [●], 2018.”

Response:  The Funds will revise the disclosure to read as follows:

“The proxy statement is mailed by various vendors, depending upon where the shareholder’s account is serviced (direct with Parnassus Funds, at a broker or bank, etc.) and the mailing is expected to start on [●], 2018 and be completed shortly thereafter.”

2.    In the Frequently Asked Questions section, under the question “What am I voting on,” please provide more detail as to why the mandatory retirement age will remain subject to adjustment by the board.

Response:  The Funds will revise the Proxy Statement by adding the following language below to the description of Proposal No. 2 under the question “What am I voting on”:

“The mandatory retirement age remains subject to adjustment by the trustees because they believe it is important to provide the board with flexibility in the future to adjust the retirement age up or down to address changing circumstances, without the added time and expense of obtaining a shareholder vote.”

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

January 22, 2018

3.    In the section labeled “Proposal No. 1: Election of Trustees,” revise the disclosure related to the terms of office for independent trustees to clarify that the indefinite terms are subject to the mandatory retirement age.

Response:  The Funds will revise the Proxy Statement by adding the following parenthetical in the term of office column of the table for each independent trustee with an indefinite term:

“(subject to the mandatory retirement)”

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	John V. Skidmore II
Parnassus Funds
Parnassus Income Funds